Viceroy Exploration Ltd.
(an exploration stage company)

2004 Three Month Report
(expressed in Canadian dollars)
(unaudited – prepared by management)

L E T T E R   T O   S H A R E H O L D E R S

May 21, 2004

It is a pleasure for me to report to you on your Company’s activities. We have been very busy over the first quarter of 2004 and have made excellent progress in advancing our 100%-owned Gualcamayo Gold Project.

In January and February, additional results from the systematic mapping and surface sampling program identified a number of new mineralized targets. In addition, check assay results of historical drilling of Amelia Ines and Magdalena by Anglo American Corporation (Anglo), confirmed the reliability of the historical assaying. This enables the Company to rely on the assays from core drilling completed by Anglo on these targets.

In March, a drilling contract was awarded for the testing of four of these targets and drill-site access road construction was begun. Drilling itself began in mid-April, having been delayed slightly due to unseasonably late rains. Our original plan of drilling 5,000 metres to test these new targets was expanded to 9,000 metres. This decision was based on a detailed review of the data available from previous work on the main Quebrada Del Diablo (QDD) zone, as well as an independent structural review. The additional 4,000 metres are designed to upgrade the 1.2 million ounce gold resource base of the QDD zone prior to the planned scoping study.

In late March, Viceroy entered into a joint venture agreement with Tenke Mining Corp. for the exploration and development of Viceroy’s Las Flechas property in the high Andes. Tenke is required to complete minimum expenditures totaling US $4.5 million over five years in order to earn a 75% interest. Tenke has a long and successful history of exploration in the high Andes and we are very pleased to have them as a partner.

During the quarter the Company received the proceeds from the exercise of 4.2 million warrants at $0.60, which provided an additional $2.5 million of working capital. As at the end of the first quarter we have approximately $6.7 million in cash, which is more than sufficient to carry forward the Company’s business plan.

Company management was strengthened by the appointment of John Fairchild as our new Chief Financial Officer at the end of the quarter. John’s extensive experience in the financial and junior mining fields will be a significant asset.

Goals for the year ahead are:

- Complete the drilling of the identified targets
- Increase the categories of the QDD resource from indicated and inferred to measured, indicated and inferred
- Complete an independent scoping study of the Gualcamayo Gold Project
- Initiate a prefeasibility study of the Gualcamayo gold resource, and
- Commence a regional exploration program on Gualcamayo, including Salamanca.

On behalf of the Board of Directors,

Patrick G. Downey
President and C.E.O.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis, prepared as of May 14, 2004, provides information that management believes is relevant to an assessment and understanding of the Company’s interim consolidated financial condition as at March 31, 2004 and the results of its operations and cash flows for the three months then ended. The discussion should be read in conjunction with the previously issued discussion and analysis and the consolidated financial statements for the six-month period ended December 31, 2003, including the notes thereto. The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles. The Company’s year end was changed from June 30 to December 31 effective December 31, 2003. Accordingly, the comparative period first quarter presented in these interim financial statements is for the three months ended September 30, 2003.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

This discussion contains forward-looking statements that involve inherent risks and uncertainties. The Company’s actual results may differ materially from those anticipated in these forward-looking statements.

GENERAL

Viceroy Exploration Ltd (“Viceroy” or the “Company”) is a newly established junior exploration stage company with a focus on gold exploration and development in Argentina. With $6.7 million in cash and cash equivalents and working capital of $6.8 million at March 31, 2004, Viceroy is well financed to advance its Gualcamayo gold property in San Juan province, Argentina, for which to date a previously reported resource of approximately 1.5 million ounces has been identified. Joint venture partners are being sought for the Company’s other properties held which are all located in areas of ongoing project discovery, development and production in Argentina.

During the three months ended March 31, 2004:

–
the Company continued its first phase exploration program on the Gualcamayo property designed to expand the surface trace of the mineralized zones and to identify specific targets for drilling. A 9000 metre reverse circulation drilling program is planned, budgeted at $1.15 million inclusive of a 10% contingency. A drill contract for an initial 4000 metres was signed in March and drilling commenced on April 14, 2004;

–
by letter of intent dated March 23, 2004, Tenke Mining Corp. (“Tenke”) may earn a 75% interest in the Las Flechas property of the Company through expenditures with pre-agreed minimum annual exploration expenditures of aggregate US $ 4.5 million over 5 years, subject to all regulatory approvals and execution of a detailed earn-in agreement within 45 days;

–
cash proceeds of total $2,679,640 was received, $2,520,000 from exercise of the 4,200,000 warrants issued in connection with the November 18, 2003 private placement, $48,000 from exercise of 80,000 of the total 350,000 brokers’ warrants issued in connection with the private placement and $111,640 from exercise of stock options for 251,000 shares;

–
the Company’s head office in Vancouver was established, recruitment of its staffing complement completed and the arrangement with a company related to Viceroy by virtue of common directors and officers for administrative, corporate services and provision of office space was terminated effective February 27, 2004;

–	The Company retained MacDougall Consultants Ltd., an Ontario based company specializing in corporate finance and communications, to provide investor relations services; and

–	The Company signed an office lease for its premises to July 31, 2007 at an annual rate of $30,000, payable monthly, with payments beginning August 1, 2004.

RESULTS OF OPERATIONS

For the three months ended March 31, 2004 (the “2004 first quarter”) as compared to the three months ended September 30, 2003 (the “2003 first quarter”):

Loss For The Period

For the 2004 first quarter, the Company had a loss of $579,365 as compared to a loss of $321,532 for the 2003 first quarter. Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by members for its continuing financial liquidity. The Company acquired its properties effective June 30, 2003 and accordingly was in initial start up during the 2003 first quarter. Results of operations for the 2004 first quarter is representative of the level of ongoing operating expenses as referred to in the general overview above.

A significant component of expenses in both these periods is stock-based compensation, which pursuant to the Company’s accounting policy is recorded as an expense at fair value, calculated using the Black-Scholes model. In the 2004 first quarter, stock-based compensation recorded in connection with stock options granted to employees is $218,325 and to a non-related consultant (which is subject to vesting) is $178,790, a total $397,115 which represents 68% of the $579,365 loss for the current period. In the 2003 first quarter, stock-based compensation recorded in connection with stock options granted to employees and directors is $250,306 and represents 78% of the $321,532 loss for that period.

Cash Flows

Cash used in operating activities in the 2004 first quarter is $247,866 as compared to cash used in the 2003 first quarter of $36,973. As discussed above, the level of spending in the 2004 first quarter is representative of ongoing operating expenses whereas the Company was in start up during the 2003 first quarter.

Cash used in investing activities in the 2004 first quarter of $431,924 is substantially all for capitalized land purchased for water, construction and access rights and exploration expenditures on the Gualcamayo property. Included in the $2,084,271 total cash used in investing activities for the 2003 first quarter is $124,411 of capitalized exploration expenditures on the Gualcamayo property and $1,940,000 cash temporarily transferred to escrow in connection with share subscriptions received for the private placement in November 2003.

Cash from financing activities in the 2004 first quarter of $2,679,640 is the exercise of warrants, partial exercise of brokers’ warrants and the exercise of stock options. Cash from financing activities in the 2003 first quarter of $1,940,000 is the above referred cash received for share subscriptions.

In summary, for the 2004 first quarter, total cash increased by $1,999,850 to $6,716,880 as compared to a decrease in total cash for the 2003 first quarter of $181,244 to $368,502.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents of $6.7 million and working capital of $6.8 million as at March 31, 2004 is considered sufficient for the currently planned exploration expenditures of $2 million which expenditures include the drilling program in progress on the Gualcamayo gold property budgeted at $1.15 million, property maintenance requirements and for administrative overhead for at least the next 18 months. Dependent on results from the current drilling and exploration activity, expenditures could increase significantly thereby reducing this length of time.

The functional currency of the Company is the Canadian dollar. Included in cash and cash equivalents at March 31, 2004 is $1,890,558 and $260,896 denominated in US dollars and Argentine pesos, respectively, which accordingly are subject to foreign currency rate fluctuations.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the discussion and analysis for the six months ended December 31, 2003 are substantially unchanged as at March 31, 2004.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected unaudited consolidated information for the Company for each quarter since the date of its incorporation on March 31, 2003.

	Quarter Ended
	March 31,		December 31,		September 30,		June 30,
	2004		2003		2003		2003
	$		$		$		$

Capitalized property acquisition
and exploration costs	406,442	(3)	229,013	(2)	124,411	(2)	6,015,995	(1)
Revenue(4)	-		-		-		-
Loss from operations	579,365	(7)	1,104,250	(6)	321,532	(5)	10,813
Basic and diluted loss per share	(0.02)		(0.06)		(0.02)		(0.00)

(1)	entirely capitalized property acquisition costs
(2)	entirely capitalized property exploration costs
(3)	comprising capitalized $42,962 land purchase cost and $363,480 property exploration costs
(4)	the Company is in the exploration stage and has no revenues
(5)	includes $250,306 stock-based compensation
(6)	includes $866,774 stock based compensation
(7)	includes $397,115 stock-based compensation

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a) Capitalized exploration costs

	Three Months Ended March 31, 2004
	Exploration	Exploration
	expenditures	expenditures	Total
	$	$	$
Gualcamayo
Balance – December 31, 2003	5,255,808	353,424	5,609,232
Change in the period:
Purchase of adjacent land	42,962	-	42,962
Drilling		65,037	65,037
Geologists’/engineers’ fees, travel/lodging		102,287	102,287
Field support		38,877	38,877
Assays		12,220	12,220
Property permits/licences/taxes		71,464	71,464
Road maintenance/drill pads		22,273	22,273
Location administration/office support		28,047	28,047
Non-recoverable IVA		23,275	23,275
	42,962	363,480	406,442

Balance – March 31, 2004	5,298,770	716,904	6,015,674

Salamanca
Balance – December 31, 2003 and
March 31, 2004	260,187	-	260,187

Las Flechas
Balance – December 31, 2003 and
March 31, 2004	200,000	-	200,000

Evelina
Balance – December 31, 2003 and
March 31, 2004	200,000	-	200,000

Las Carachas
Balance – December 31, 2003 and
March 31, 2004	100,000	-	100,000

Total	6,058,957	716,904	6,775,861

	Three Months Ended September 30, 2003

	Acquisition	Exploration
	cost	expenditures	Total
	$	$	$
Gualcamayo
Balance – June 30, 2003	5,255,808	-	5,255,808
Change in the period:
Geologists’/engineers’ fees, travel/lodging		19,032	19,032
Field support		23,822	23,822
Assays		10,798	10,798
Property permits/licences/taxes		16,197	16,197
Road maintenance		4,117	4,117
Water samples		2,295	2,295
Location administration/office support		48,150	48,150
		124,411	124,411

Balance – September 30, 2003	5,255,808	124,411	5,380,219

Salamanca
Balance – June 30, 2003 and
September 30, 2003	260,187	-	260,187

Las Flechas
Balance – June 30, 2003 and
September 30, 2003	200,000	-	200,000

Evelina
Balance – June 30, 2003 and
September 30, 2003	200,000	-	200,000

Las Carachas
Balance – June 30, 2003 and
September 30, 2003	100,000	-	100,000

Total	6,015,995	124,411	6,140,406

(b)	Outstanding share data as at May 14, 2004:

	(i)	shares authorized: an unlimited number of common shares without par value an unlimited number of first preferred shares an unlimited number of second preferred shares

(ii)	shares issued and outstanding: 29,702,158 common shares with a recorded value of $14,160,423

(iii)	warrants and stock options outstanding:

		Exercise price
	Number	$	Date of expiry
Stock options	173,500	0.39	December 2, 2004
	100,000	0.50	December 2, 2004
	400,000	0.50	September 12, 2008
	200,000	1.06	October 7, 2008
	800,000	1.25	December 3, 2008
	200,000	1.35	January 12, 2009
	200,000(1)	1.25	February 1, 2009
	28,000	1.26	March 25, 2009
	150,000	1.27	April 2, 2009
	2,251,500

Warrants	180,000	0.60	November 18, 2004

Total	2,431,500

(1) 134,250 shares are subject to vesting.

OTHER INFORMATION

(a)	Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and the Company’s website at www.viceroyexploration.com.

(b)	As the Company is a venture issuer, it is not required to and does not plan to file an Annual Information Form.

Viceroy Exploration Ltd. (an exploration stage company) Consolidated Balance Sheet (expressed in Canadian dollars) (unaudited – prepared by management)

	March 31,	December 31,
	2004	2003
	$	$
Assets

Current assets
Cash and cash equivalents	6,716,880	4,717,030
Short-term investments	76,501	76,501
Prepaids and other receivables	262,674	161,325
	7,056,055	4,954,856
Exploration properties (note 2)	6,775,861	6,369,419

Furniture and equipment	23,359	-
	13,855,275	11,324,275

Liabilities

Current liabilities
Accounts payable and accrued liabilities	268,297	234,687

Shareholders’ Equity

Capital stock (note 3(a))	14,048,323	11,284,526

Fair value of stock options and warrants (note 3(c))	1,565,429	1,252,471

Deficit	(2,026,774)	(1,447,409)

	13,586,978	11,089,588

	13,855,275	11,324,275

See accompanying notes.

Approved by the Board of Directors

Robert Matthews	Patrick Downey
Director	Director

Viceroy Exploration Ltd. (an exploration stage company) Consolidated Statement of Operations and Deficit (expressed in Canadian dollars) (unaudited – prepared by management)

	Three Months Ended
		September 30,
	March 31,	2003
	2004	(revised)
	$	$
Expenses
Director/employee stock-based compensation	218,325	250,306
Salaries, benefits and consultants	123,433	47,500
Stock exchange/transfer agent/listing application	10,042	9,251
Legal	11,896	3,535
Shareholders’ communication	5,254	-
Amortization	2,123	-
Investor relations (note 3(d))	214,470	-
Travel and lodging	7,920	3,834
Office and miscellaneous	31,282	7,106

Loss before the following	624,745	321,532

Interest income	(26,775)	-

Foreign exchange gain	(18,605)	-

Loss for the period	579,365	321,532

Deficit - Beginning of period	1,447,409	10,814

Deficit - End of period	2,026,774	332,346

Basic and diluted loss per share	(0.02)	(0.02)

Weighted average shares outstanding	27,232,126	13,800,000

See accompanying notes.

Viceroy Exploration Ltd. (an exploration stage company) Consolidated Statements of Cash Flows (expressed in Canadian dollars) (unaudited – prepared by management)

	Three Months Ended
		September 30,
	March 31,	2003
	2004	(revised)
	$	$
Cash flows used in operating activities
Loss for the period	(579,365)	(321,532)

Non-cash charges	399,238	250,306
Changes in non-cash working capital items	(67,739)	34,253

	(247,866)	(36,973)

Cash flows used in investing activities
Exploration properties	(406,442)	(124,411)
Furniture and equipment	(25,482)	-
Cash held in escrow	-	(1,940,000)
Deferred acquisition costs	-	(19,860)

	(431,924)	(2,084,271)

Cash flows from financing activities
Exercise of warrants and stock options	2,679,640	-
Subscription proceeds	-	1,940,000

	2,679,640	1,940,000

Increase (decrease) in cash and cash equivalents	1,999,850	(181,244)

Cash and cash equivalents - Beginning of period	4,717,030	549,747

Cash and cash equivalents - End of period	6,716,880	368,502

Cash and cash equivalents consist of:
Cash and deposit accounts with banks and brokerages	6,716,880	368,502

See accompanying notes.

Viceroy Exploration Ltd. (an exploration stage company) Notes to 2004 Three Month Report For the Three Months Ended March 31, 2004 (expressed in Canadian dollars) (unaudited – prepared by management)

1

Basis of Preparation

The Company was incorporated on March 31, 2003 and its first year end was June 30, 2003. The year end was subsequently changed from June 30 to December 31 effective December 31, 2003. Accordingly, the comparative period first quarter presented in these financial statements is for the three months ended September 30, 2003. The consolidated statements of operations and deficit and cash flows for the three months ended September 30, 2003 have been restated to record the fair value of stock-based compensation of $250,306 which accounting policy was applied retroactively in 2003.

These interim consolidated financial statements have been prepared based on the accounting policies and methods of their preparation as described in the previously issued consolidated financial statements for the six months ended December 31, 2003, except for the accounting for furniture and equipment as follows:

Furniture and Equipment

Furniture and equipment is recorded at cost and is amortized on a straight line basis over three years beginning the quarter of purchase.

2	Exploration Properties The gold exploration properties are substantially all located in San Juan province, Argentina, and are subject to net smelter royalties ranging between 0.5% and 2.5%.

	March 31, 2004
Property	Acquisition	Exploration
	cost	expenditures	Total
	$	$	$

Gualcamayo	5,298,770	716,904	6,015,674
Salamanca	260,187	-	260,187
Las Flechas	200,000	-	200,000
Evelina	200,000	-	200,000
Las Carachas	100,000	-	100,000
Total	6,058,957	716,904	6,775,861

In the three months ended March 31, 2004, additional land was purchased for $42,962 and exploration expenditures of $363,480 were incurred on the Gualcamayo Project. On April 17, 2004, the Company began a 9000 metre reverse circulation drilling program on the property budgeted at $1.15 million inclusive of a 10% contingency.

By letter of intent dated March 23, 2004 between the Company and Tenke Mining Corp. (“Tenke”), a TSX listed company, Tenke may earn a 75% interest in the Las Flechas property through expenditures with pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5 years, subject to all requisite regulatory approvals and execution of a detailed earn-in agreement within 45 days.

	December 31, 2003
Property	Acquisition	Exploration
	cost	expenditures	Total
	$	$	$

Gualcamayo	5,255,808	353,424	5,609,232
Salamanca	260,187	-	260,187
Las Flechas	200,000	-	200,000
Evelina	200,000	-	200,000
Las Carachas	100,000	-	100,000
Total	6,015,995	353,424	6,369,419

3	Capital stock

	a)	Issued and outstanding:

	Three Months Ended
	March 31, 2004

	Number of	Amount
	shares	$
Balance – December 31, 2003	24,471,158	11,284,526
Exercise of private placement warrants	4,200,000	2,520,000
Exercise of brokers’ warrants	80,000	65,298
Exercise of stock options	251,000	178,499
	4,531,000	2,763,797
Balance – March 31, 2004	29,002,158	14,048,323

b)	Brokers’ warrants:

	Three Months Ended
	March 31, 2004
		Weighted
		average
	Number of	exercise price
	warrants	$
Balance – December 31, 2003	350,000	0.60
Exercised in the period	80,000	0.60
Balance – March 31, 2004	270,000	0.60

c)	Fair value of stock options and warrants:

Three Months Ended
March 31, 2004

Balance – December 31, 2003	1,252,471
Stock-based compensation to employees	218,325
Stock-based compensation to non-material party consultant
subject to vesting	178,790
Fair value of exercised stock options and brokers’ warrants
transferred to capital stock	(84,157)

Balance – March 31, 2004	1,565,429

d)	Stock options Changes in stock options granted and outstanding are:

	Three Months Ended
	March 31, 2004
		Weighted
		average
	Number of	exercise price
	options	$
Balance – December 31, 2003	2,039,500	0.83
Granted during the period	428,000	1.30
Exercised during the period	(251,000)	0.44
Balance – March 31, 2004	2,216,500	0.96

Included in the above stock options granted in the current period are 200,000 options which were granted to a non-related party consultant providing investor relations services to the Company and which are subject to vesting. As of March 31, 2004, 44,750 of these options had been earned leaving a balance of 155,250 still subject to vesting. The $178,790 fair value of the 200,000 options at the date granted is included in investor relations expense in the statement of operations.

At the annual general and special meeting of members of the Company held on April 29, 2004, among other things, the members ratified the current Stock Option Plan and previously granted options to March 30, 2004, subject to final regulatory approval.

4	Related party transactions

a)

The Company has monthly consulting services arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements in the three months ended March 31, 2004 is $37,500, $22,500, $22,000 and $4,970, an aggregate of $86,970. The arrangement with one of the officers began March 15, 2004.

Included in director/employee stock-based compensation in the three months ended March 31, 2004 is $144,820 fair value of stock options granted to one of the officers.

b)
During the three months ended March 31, 2004, the Company paid $7,500 for administrative and corporate services, and office space to a company which is related by virtue of common directors and officers which arrangement terminated February 14, 2004.

c)
A director of the Company is associate counsel to the law firm providing corporate legal advice to the Company. In the three months ended March 31, 2004, the Company paid $11,896 to this firm for legal services.

C O R P O R A T E    D A T A

DIRECTORS	SHARES LISTED	LEGAL COUNSEL
W. David Black	VYE - TSX Venture	DuMoulin Black
Eric Cunningham	VCRYF - OTC	595 Howe Street
Patrick Downey		Vancouver, British Columbia
Michael Halvorson	CAPITALIZATION
Robert Mathews	Issued: 28,972,158 common shares	REGISTRAR AND TRANSFER AGENT
Ronald Netolitzky	(at March 30, 2004)	Computershare Trust Company of Canada
Toronto, Ontario
	HEAD OFFICE	Vancouver, British Columbia
OFFICERS	520 - 700 West Pender Street
	Vancouver, B.C. V6C 1G8	AUDITOR
Ronald Netolizky	Canada	PricewaterhouseCoopers LLP
Chairman of the Board	Tel: 604-669-4777	250 Howe Street, Suite 700
	Fax: 604-696-0212	Vancouver, British Columbia
Patrick Downey	www.viceroyexploration.com
President & CEO
John Fairchild, C.A.	SAN JUAN OFFICE
Chief Financial Officer	San Luis 235 Oeste
(5400) San Juan, Argentina
Michele Jones	Tel: (011) 54-264-421-1573
Corporate Secretary	Fax: (011) 54-264-427-4136

CAUTIONARY NOTES

These materials pr esent a review of the Gu alcamayo project in Argentina. Readers are caution ed that the Project is at an early stag e and that all estimates and projectio ns contained herein are based on limited and in complete data. Mo re work is required before the miner alization and th e Project’s econ omic aspects can be confidently modeled. Therefor e, while the wo rk results, estimates and pro jections herein may be con sider ed to be generally indicative of the nature and quality of the Gualcamayo project, they are n ot defin itive. No representation o r prediction is intended as to the results of fu ture work, n or can there be any promise that the estimates and projections herein will be sustain ed in future work or that the Pr oject will otherwise prove to be eco nomic.

These materials include certain “forwar d-loo king statements” within the meaning o f the Private Securities Litigation Reform Act of 1995. Other than statements of historical fact, all statements in this material, including, without limitation, statements regarding potential mineralization and resources, estimated or potential future pro duction, potential ranking gold producers, and future plans and objectives of the Co mpany, are forward -look ing statements that involve various known and unknown risks, uncertainties and o ther factors. There can be no assuran ce that such statements will prove accurate. Actual results and future events could d iffer materially from tho se anticipated in such statements. Readers are cautio ned not to place undue r elian ce on these fo rward-looking statements that speak only as o f the date of these materials. Impo rtant factors that could cause actual results to differ materially from the Company’s ex pectations include, among others, the actual results of current exploration activities, conclusions of any scoping, pre-feasibility or feasibility studies, changes in project par ameters and future metal prices, as well as those factors discussed u nder in the C ompany’s documents filed from time to time with the Toronto Stock Exch ange (Venture), Canadian securities regu lators and other regulatory authorities. All subsequent written and oral forward- looking statements attribu table to the C omp any or persons acting on its beh alf are expressly qualified in their entirety by this notice.